EXHIBIT 99.1

FOR IMMEDIATE RELEASE	TSX: SLW
May 10, 2017	NYSE: SLW

SILVER WHEATON CHANGES NAME TO
WHEATON PRECIOUS METALS

Vancouver, British Columbia – Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) (TSX:SLW) (NYSE:SLW) is pleased to announce that it has filed Articles of Amendment to change its name to Wheaton Precious Metals Corp. (“Wheaton Precious Metals”). Shareholders approved a special resolution to change the name at the Company's Annual and Special Meeting of Shareholders held on May 10, 2017.

The change of name to Wheaton Precious Metals is effective May 10, 2017. Concurrently, the Company’s wholly owned subsidiary, Silver Wheaton (Caymans) Ltd. will change its name to Wheaton Precious Metals International Ltd.

It is anticipated that the Company will commence trading under the symbol “WPM” on the TSX and NYSE effective on or about the opening of trading on May 16, 2017.

“Changing our name to Wheaton Precious Metals marks our evolution from a pure silver streaming company to a diversified precious metals streaming company. Since 2004, the company has focused on building the best portfolio of precious metals streams underpinned by low-cost mining operations. Starting in 2013, the opportunities have been more focused on gold, and thus, our portfolio is now relatively balanced between silver and gold. We are excited about this new identity, which better reflects our underlying operations and still respects our history,” said Randy Smallwood, President and Chief Executive Officer of Silver Wheaton.

New Website

As part of the rebranding initiative, the newly designed corporate website will launch on May 16, 2017, to coincide with the commencement of the Company's shares trading under the new stock symbol "WPM" on the TSX and NYSE. The new domain name will be:  www.wheatonpm.com. Visitors to the current  website and emails to existing Company addresses will be redirected.

More Than Just Silver

The new name, Wheaton Precious Metals, better aligns with the Company's diverse portfolio of both silver and gold assets. Since 2013, the Company has seen a marked increase in gold production, and more recently, for the third consecutive quarter, revenue was roughly evenly split between silver and gold. Over the Company's history, value has been created through streaming both silver and gold assets, and the new name will reinforce its position as the leader in precious metals streaming.

For further information, please contact:

Patrick Drouin
Senior Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com